SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )

DISH NETWORK CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Incentive Stock Options to Purchase Class A Common Stock, $0.01 par value
(Title of Class of Securities)

25470M109

(CUSIP Number of Class of Securities)

R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
DISH Network Corporation

9601 S. Meridian Boulevard
Englewood, Colorado 80112

(303) 723-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Scott D. Miller
Sullivan & Cromwell LLP
125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$14,723,670	$2,008.31

*       Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 479,081 shares of common stock of DISH Network Corporation, representing all of the incentive stock options eligible for the exchange offer, having an aggregate value of $14,723,670 as of December 14, 2012 will be submitted pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the transaction valuation.

☐      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

i

This Tender Offer Statement on Schedule TO relates to an offer by DISH Network Corporation (the “Company”) to adjust the exercise price of certain incentive stock options to purchase shares of the Company’s Class A common stock, par value $0.01 per share, by decreasing the exercise price, upon the terms and subject to the conditions set forth in the Offer to Adjust Certain Incentive Stock Options dated December 31, 2012 (the “Offer to Exchange”) and the related Election Form for the Offer to Exchange (the “Election Form”).  The Offer to Exchange is attached hereto as Exhibit (a)(1)(i) and the Election Form is attached hereto as Exhibit (a)(1)(v).  This Tender Offer Statement and the documents attached hereto, as they may be amended or supplemented from time to time, disclose important information regarding the Offer to Exchange.

Item 1.    Summary Term Sheet.

The information set forth under “Summary Term Sheet — Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)  Name and Address.

The issuer is DISH Network Corporation, a Nevada corporation. The Company’s principal executive offices are located at 9601 S. Meridian Boulevard, Englewood, Colorado 80112, United States and its telephone number is (303) 723-1000.

(b)  Securities.

The following information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and “Risks of Participating in the Offer to Exchange” and under “The Offer to Exchange” in Section 1 — “Eligibility,” Section 2 — “Exchange Expiration Date,” Section 4 — “Procedures for Electing to Consent to an Adjustment of the Exercise Price of Eligible Incentive Stock Options,” Section 6 — “Our Acceptance of Your Consent to an Adjustment of the Exercise Price of Eligible Incentive Stock Options,” Section 9 — “Source and Amount of Consideration,” and Section 10 — “Terms of Adjusted Options” is incorporated herein by reference.

(c)  Trading Market and Price.

The information set forth in the Offer to Exchange under Section 8 — “Price Range of Common Stock Underlying the Options” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)  Name and Address.

The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “The Offer to Exchange” in Section 13 — “Interests of Directors and Officers; Transactions and Arrangements Concerning Incentive Stock Options” is incorporated herein by reference.

In addition, pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange — “Information Concerning the Directors and Executive Officers of DISH Network Corporation” is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and under “The Offer to Exchange” in Section 1 — “Eligibility,” Section 2 — “Exchange Expiration Date,” Section 4 — “Procedures for Electing to Consent to an Adjustment of the Exercise Price of Eligible Incentive

Stock Options,” Section 5 — “Withdrawal Rights,” Section 6 — “Our Acceptance of Your Consent to an Adjustment of the Exercise Price of Eligible Incentive Stock Options,” Section 7 — “Conditions of this Offer to Exchange,” Section 9 — “Source and Amount of Consideration,” Section 10 — “Terms of Adjusted Options,” Section 14 — “Status of Your Consent to an Adjustment of the Exercise Price of Eligible Incentive Stock Options,” Section 15 — “Accounting Consequences of the Offer to Exchange,” Section 16 — “Agreements; Legal Matters; Regulatory Approvals,” Section 17 — “Material U.S. Federal Income Tax Consequences,” and Section 18 — “Extension of Offer to Exchange; Termination; Amendment” is incorporated herein by reference.

In addition, the information set forth in the Offer to Exchange under “Risks of Participating in the Offer to Exchange” is incorporated herein by reference.

(b)  Purchases.

The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 13 — “Interests of Directors and Officers; Transactions and Arrangements Concerning Incentive Stock Options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 11 — “Summary of the DISH Stock Incentive Plans” and Section 13 — “Interests of Directors and Officers; Transactions and Arrangements Concerning Incentive Stock Options” is incorporated herein by reference. See also the stock incentive plans, awards and related agreements attached hereto or incorporated by reference as Exhibits (d)(1) through (d)(6).

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)  Purposes.

The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and under “The Offer to Exchange” in Section 3 — “Purpose of this Offer to Exchange” is incorporated herein by reference.

(b)  Use of Securities Acquired.

No securities will be acquired by us in the Offer to Exchange.

(c)  Plans.

The information set forth in the Offer to Exchange under “Summary Term Sheet — Questions and Answers” and under “The Offer to Exchange” in Section 3 — “Purpose of this Offer to Exchange” is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)  Source of Funds.

No securities will be acquired by us in the Offer to Exchange.  The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 9 — “Source and Amount of Consideration,” Section 10 — “Terms of Adjusted Options,” and Section 19 — “Fees and Expenses” is incorporated herein by reference.

(b)  Conditions.

The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 7 — “Conditions of this Offer to Exchange” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer to Exchange.

(d)  Borrowed Funds.

Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)  Securities Ownership.

The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 13 — “Interests of Directors and Officers; Transactions and Arrangements Concerning Incentive Stock Options” is incorporated herein by reference.

(b)  Securities Transactions.

The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 13 — “Interests of Directors and Officers; Transactions and Arrangements Concerning Incentive Stock Options” is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations.

Not applicable.

Item 10.  Financial Statements.

(a)  Financial Information.

The information set forth in the Offer to Exchange under “The Offer to Exchange” in Section 12 — “Information Concerning DISH; Financial Information—Spin-Off” and referenced in Section 20 — “Additional Information” is incorporated herein by reference.

The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)  Pro Forma Financial Information.

Not applicable.

Item 11.  Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under “Risks of Participating in the Offer to Exchange” and under “The Offer to Exchange” in Section 13 — “Interests of Directors and Officers; Transactions and Arrangements Concerning Incentive Stock Options” and Section 16 — “Agreements; Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)  Other Material Information.

Not applicable.

Item 12.  Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2012	By:	/s/ Robert E. Olson
Robert E. Olson
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Adjust Certain Incentive Stock Options, dated December 31, 2012

(a)(1)(ii)*	E-mail from Aaron LaPoint, Vice President, Human Resources, dated December 14, 2012, Announcing the Offer to Exchange

(a)(1)(iii)	E-mail from Aaron LaPoint, Vice President, Human Resources, dated December 31, 2012, Announcing the Commencement of the Offer to Exchange

(a)(1)(iv)	E-mail from OptionExchange@dish.com, dated December 31, 2012, Providing the Offer to Exchange Election Form

(a)(1)(v)	Offer to Exchange Election Form

(a)(1)(vi)	Form of Election Confirmation E-mail to Eligible Employees who Properly Submit an Offer to Exchange Election Form

(a)(1)(vii)	Form of Auto-Reply to E-mail Messages Sent to Stock.Options@dish.com

(a)(1)(viii)	Form of Auto-Reply to E-mail Messages Sent to OptionExchange@dish.com

(a)(1)(ix)	Form of Reminder E-mail to Eligible Employees Regarding the Offer to Exchange

(a)(1)(x)	Annual Report for the fiscal year ended December 31, 2011 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on February 23, 2012, Commission File No. 000-26176)

(a)(1)(xi)

Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012 (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on November 6, 2012, Commission File No. 000-26176)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	Amended and Restated DISH Network Corporation 1995 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Form 14A filed on March 31, 2009, Commission File No. 000-26176)

(d)(2)	Amended and Restated DISH Network Corporation 1999 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Form 14A filed on March 31, 2009, Commission File No. 000-26176)

(d)(3)	DISH Network Corporation 2009 Stock Incentive Plan (incorporated by reference to the Definitive Proxy Statement on Form 14A filed on March 31, 2009, Commission File No. 000-26176)

(d)(4)	Incentive Stock Option Agreement (Form A) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of DISH Network filed July 7, 2005, Commission File No. 000-26176)

(d)(5)	Incentive Stock Option Agreement (Form B) (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of DISH Network filed July 7, 2005, Commission File No. 000-26176)

(d)(6)

Incentive Stock Option Agreement (1999 Long-Term Incentive Plan) (incorporated by reference to Exhibit 99.5 to the Current Report on Form 8-K of DISH Network filed July 7, 2005, Commission File No. 000-26176)

(g)	Not applicable

(h)	Not applicable

* Previously filed.